Exhibit 99.1

Missfresh Announces Receipt of Nasdaq Notification Regarding Late Filing of Form 20-F

BEIJING, May 24, 2022—Missfresh Limited (NASDAQ: MF) (“Missfresh” or the “Company”), an innovator and leader in China’s neighborhood retail industry, today announced that it received a notification letter dated May 19, 2022 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), indicating that the Company is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Notification Letter has no immediate effect on the listing of the Company’s American depositary shares on Nasdaq. Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an extension until November 14, 2022 to regain compliance. The Company expects either to file its 2021 Form 20-F or submit the Compliance Plan within the prescribed 60-day period.

The Company was not able to file the 2021 Form 20-F by the prescribed deadline as extended pursuant to Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, primarily because the Company is unable to complete the audit of the financial statements of the Company for the fiscal year ended December 31, 2021 and the preparation for the 2021 Form 20-F due to an internal review conducted by the independent audit committee of the Company’s board of directors, with the assistance of professional advisors, as previously disclosed in the Company’s Notification of Late Filing on Form 12b-25 filed with the SEC on April 29, 2022. The Company continues to work diligently to complete the 2021 Form 20-F and intends to file it with the SEC as soon as reasonably practicable. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Missfresh

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business digitally.

For more information, please visit: http://ir.missfresh.cn.

Safe Harbor Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com